Filed by REMEC, Inc.
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities Exchange Act of 1934.
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

The following is a transcript of a presentation by Ronald Ragland, REMEC, Inc.'s Chairman and Chief Executive Officer, and David Morash, REMEC, Inc.'s Executive Vice President and Chief Financial Officer, held on June 11, 2002 at 10:30 a.m., eastern daylight time, relating to the proposed acquisition of Spectrian Corporation by REMEC, Inc.

        MR. PFAU: Quickly. Okay. Thank you all for coming. We are, welcome you to the second day of the CIBC Telecommunications Food Chains conference.

        We're extremely excited by the lineup of quality companies we've got presenting over the course of the three days. My name is Dale Pfau. For those of you who don't know me, I head up the wireless telecommunications research group here at CIBC. And one of the exciting things about being involved in wireless is the long relationship that we get to have with some of the superior companies in the wireless hardware world. And one of those we're real pleased this morning to have, REMEC, here to present. We at CIBC have been involved with REMEC, you know, since its IPO, and me personally for a very long time have known Ron and his people. So it's their distinct pleasure to have them here this morning to tell you a little bit about what's going on with their new move into infrastructure worldwide. With that, Ron Ragland, CEO.

        Tell us what's going on, Ron.

        MR. RAGLAND: Thanks, Dale. I can see that stocks in our segment aren't the only thing that's down. It looks like attendance is down pretty substantially, but I appreciate you all coming out to hear about REMEC this morning. I want to start by introducing special guest here, Tom Waechter, CEO and Chairman of Spectrian.

        And for those of you who have been following REMEC, you know that we're preparing to combine the two companies.

        Dave, you in a reading mood?

        MR. MORASH: Sure.

        MR. RAGLAND: Come on up.

        MR. MORASH: I'll do that

        MR. RAGLAND: He does it so much better than me. I get sarcastic.

        MR. MORASH: I've got to read the forward-looking statement. "Certain statements in this presentation, including statements regarding anticipated cost savings and synergies of the proposed acquisition of Spectrian by REMEC and the opportunities that it will bring the combined company, are forward-looking statements that are subject to the risks and uncertainties. Results could differ materially based upon various factors including, and without limitation: the parties' ability to achieve the anticipated cost savings; the parties' ability to achieve the expected synergies; customer uncertainties related to the proposed acquisition or the economy in general; economic conditions and the related impact on wireless communication infrastructure spending; demand for REMEC's and Spectrian's products; rapid technology changes and evolving industry standards and adverse changes in market conditions in both the United States and internationally. Further information on factors that could affect REMEC's results are included in REMEC's annual report on Form 10-K for the year ended January 31, 2002 on file with the Securities and Exchange Commission. Further information on factors that could affect Spectrian's results are included in Spectrian's annual report on Form 10-K for the year ended March 31, 2001 and Forms 10-Q for the interim quarters." All yours.

        MR. RAGLAND: Thank you, Dave Morash, our chief financial officer. And he'll present to you here following my comments.

        Overview. For those folks not familiar with REMEC—by the way, strap on your seat belts because we have a lot of information to do in the next 26 and a half minutes.

        We're a wireless telecommunications company that's evolved out of the defense industry. The unique thing in our abilities about REMEC is we're very broad in our technology skills, running all the way from RF to millimeter wave and then we cover every microwave functionality required to implement either wireless or microwave electronics systems. We have a proven vertical integration strategy that has really been the core to our success in the defense business where we started in ‘83 with overcapitalized with $3,000 and built the leading—and I recognize that everybody's leading at everything. We've even taken it out of the tag lines. It's such an overused word. But we are the leader in defense economics. We'll talk about it briefly. We have in our opinion leadership in our market sectors. The economic downturn, although it's getting very painful, I think the chemotherapy is almost over for our industry. It's painful, but it's been a real boon to REMEC in terms of making the marketplace, I should say, let's just say, a more enjoyable place for folks who believe in a viable business plan. The industry consolidation strategy has worked very well. In our opinion we're proud and we'll make a lot of comments today about Spectrian as our most recent consideration to bring their family and be part of ours. And also we've established a global footprint with our offshore manufacturing and other things. We think it's really key to our future success. I like to tease my British friends that the sun never sets on the REMEC empire. We have a number of operations in California; Palm Bay, Florida; Dallas; Toronto—we have a research operation. We have an offshore manufacturing facility in Costa Rica and also in Laguna, Philippines. Both are in tax-free trade zones. We have an operation in Aylesbury, United Kingdom; Oulu, Finland; and then our latest company is in Shanghai, with sales operations also in Asia.

        The market segments. We have three product-facing segments. Defense and Space, Mobile Wireless, and Broadband Wireless. We have a Global Manufacturing operation and we're putting tremendous energy into the evolution of our Advanced Technologies area. I'll make these brief comments as we proceed.

        The strategy is for REMEC to have the broad implementation technology to allow us to be the leader in the industry in integrating a vertical systems solution to the customers need. In the defense marketplace this has been the key. I'll give you one sharp little insight: When the company was about five years old, the average component that we sold to Dale Phau up at Watkins Johnson or to the Defense Department was about $200 a unit. Today on the F-22, which I'll talk about briefly in a minute, we supply just shy of $1 million dollars of product per aircraft, and the average unit price is ten thousand dollars—in excess of $10,000 a unit. And the way that we have grown and evolved in defense is because of this expertise in taking the full spectrum of microwave functionalities and components and combining it into an integrated system where you get the desired performance at a substantially higher reliability, lower parts count, single package and the bottom line, at substantially lower cost. We believe that the opportunities to the commercial industry is Yogi Berra's deja vu all over again. We've been there. We've done that. We understand that evolution. And we think that integration skill is the key to our success. And it is also the root cause of the merger between REMEC and Spectrian, and I'll tell you about that as we go forward.

        The broad product offering allows us to give our OEM partners a one-stop shop. This is extraordinarily important to them, and it also gives us a huge leverage in punishing the supplier who has a broad or narrow product line. The advanced technology that we possess in design and manufacturing process, in our opinion, is at the leading edge of our industry. We intend to keep it there. We are trying to build a business model that will merge both being an OEM partner and a niche product sales organization. To be a good OEM partner in the marketplace gross margins have to be held to a reasonable number. In our opinion, that's in the 30 to low 30 percent gross margin. If you do your product right in a niche market—and we do intend, by the way, that those niche products do not step on the toes of our valuable OEM customers. Do your products right then you can get more than 50 percent gross margin. It's that desire to blend product margins for a higher return on investment, and also there are some very substantial synergies in the marketplace by serving the OEM and the niche products. So, that's a point of strategy.

        The defense business has never been healthier. It balances the commercial market volatility. We have a low-cost offshore manufacturing capability in tax-fee environments.

        And we'll be in control of our destiny when this market does turn around. And we'll be able to—well, let me just say it this way, we're not going to gift what we believe to be a substantial competitive advantage to the contractor manufacturing industry.

        We will continue to keep our eyes open for effective industry consolidation opportunities and it's certainly our intent to retain strong financial resources.

        I'm going to make very, very brief comments about the industry. First of all, Defense and Space, where I've said that we're a leader. I'll use the F22 as an example. It's the most sophisticated microwave platform in the world today. We're sole source providers of $1 million worth of product—just shy of a million on the electronic warfare, COM/NAV/IFF and radar systems.

        A couple comments: We're at a record high defense backlog, at just shy of twenty months—nineteen to twenty months. Prior to this achievement a record backlog in REMEC history would have been ten to thirteen months. So very, very strong order inflow. Very strong position. A key "cat bird" position on a huge number of new major opportunities, including the JSF fighter where we'll morph the F-22 technology into that program. The nice thing different about the F-22 and JSF is they're going to build about twenty times more JSFs than they do F-22's. Let's see. There was another comment I was going to make—let's skip it. Forgot it.

        Mobile Wireless. We're in the business of serving coverage enhancement, cellular, and PCS base stations, and in-building coverage solutions. In the coverage enhancement area, this is just primary product.

        Current in our scope is masthead amplifiers, boosters and to give an additional power amp sales to the service providers. And what this does is give a capacity enhancement to existing base stations with upgrades. We think that's going to be a significant market.

        In the cellular and PCS base stations, as we talk about Spectrian we'll point out that the real opportunity here is for an integrated base station it will give the desired performance in a substantially smaller package and a significantly reduced cost.

        And then we're making a significant investment in incoverage building solutions. This is one of a number of programs I wanted to give you an insight on today. We're investing in in-building solutions at the rate of about $1 million a month—or $1 million a quarter R&D.

        In Broadband Wireless, the key opportunities here is we continue to be a major supplier of components and modules. In the fixed wireless access solution with the acquisition of the Spike assets out of bankruptcy, we believe and we're told by our customer community, primarily in the less developed countries, that we have the leading solution in the industry. One should expect that you'll start seeing that revealed. We feel very confident about it.

        We have also designed a modular point-to-point radio that spans the full range of low capacity to high capacity, 128 QAM. And our radio in the low capacity area will be, in our opinion, as good or better than any radio in the industry, and it will sell for less than a $1,000 in quantity. The high cap will be approximately 30 percent more in large quantity. We've received our first orders in the modular radio and we'll be delivering production this summer.

        In manufacturing, I won't go into great detail here. Other than—oh, go back on that previous slide I wanted to mention that the investment the corporation is making in research and development on a quarterly basis at this moment is $5 million a quarter on fixed wireless access and the point-to-point radio. Okay.

        In the manufacturing area, we have opted not to disable our offshore manufacturing capabilities.

        We think it's absolutely critical to the recovery, and in this environment where there has been so much attrition in capability we believe it's a wise investment to keep these resources fully enabled.

        The result of that is that we're losing approximately $3 million a quarter in doing so here. But we will have the response capability. It's also a key factor in Spectrian acquisition. And we'll talk about that later as—I'll just give you a brief comment.

        The combination of REMEC and Spectrian will fill our offshore manufacturing facilities and have an impact on the loaded labor rate of approximately a two-thirds reduction. So—and I want to point out also that this move to achieve capacity in our facilities will not disable the contract manufacturers that Spectrian has relied upon. They've done an outstanding job.

        And we've got some cleverness in our hip pocket about how we can make these two current excellent suppliers flexible and strategic partners of REMEC going forward as we opt to provide our customer community second sources on manufacturing. There are—let's just say there is some cleverness afoot, and we're going to certainly do our best to communicate with the existing Spectrian performers so that this is a win-win situation across the board.

        In Advanced Technologies, huge investment in MMIC power amplifiers. We also are investing in some, what we believe to be leading edge artificial intelligence capability. And we're also moving to capture a position as industry leader in broad components area. I would say over the next year you will see a lot of evolution and a lot of chest puffing on our part about the evolution of our advanced technology capability.

        Now, REMEC and Spectrian. REMEC—the combination of REMEC and Spectrian accelerate both our goals. Spectrian approached us because quite simply they did not feel that they could afford the three to four years that it would take to address the integrated solution problem for the base station.

        Now, REMEC has power amplifier capability, and quite frankly the expressions of interest and respect for REMEC's power amplifier design capability have been very evident with the customer community.

        You'll see results of that in the near future. But what we did not have was legacy and critical mass.

        And so, in addition to a lot of synergies I'll talk about later, the legacy and critical mass that Spectrian brings to our power amplifier capability will solve some of the frustrations we've had in the last few months where we end up No. 1 technically and No. 1 cost-wise, but, "Golly, you're only such a small part of the market how can we rely on you for such a big job." Legacy and critical mass—absolutely critical.

        The REMEC restructuring which we completed over the past year is yielding about $40 million in savings annually. We still have about $12 million that we think we'll achieve in the second half this year. And by the way, if I can just add up the numbers I've given you so far, the investment in in-building coverage, fixed wireless access, the modular radio, and the keeping of the manufacturing facilities offshore able to respond to an upturn and the—I'm brain dead. What I just—oh, Advanced Technologies, I did not mention. We're investing about $1 million a quarter in Advanced Technologies. So you add those up and right now we are opting to make wise investments that total $12 million a quarter. And we think to succumb to a less forward looking perspective and trim those things we think are absolutely essential to our destiny would not be the value we hope to deliver to our shareholders and our employee team.

        The combined microwave engineering and research and development team with Spectrian and REMEC is going to be very formidable. Really an ideal overlap between regions, customers, and programs between the two companies. Certainly going—very importantly going to permit us combined to have a world class global sales organization. And the flexible Spectrian outsource model that's already in place allows for a very, very efficient transfer of product to our offshore manufacturing capabilities. It combines two very strong balance sheets, and we're just excited as hell about the integration of the management team. Errol Ekaireb who has done an outstanding job at REMEC as COO is retiring. And that's Errol's choice. It's not the standard—let's just say it's not the standard. Errol, very, very proud. We're very proud of what Errol has achieved. And Tom is going to be coming on board as REMEC's COO and president, so we're very pleased with that.

        I have to accelerate. I'm too wordy here.

        REMEC, if you haven't—if you're not familiar with the terms, go back to one of the other conference calls because it's all been spelled out a number of times. We're—about Spectrian. Tom's giving a presentation; it will go into detail about Spectrian's capabilities. But we've known them for years, respected them for years, and it's time we become one company. It's a strong strategic combination. We have very complimentary customer bases. It gives us a—a real "ham and eggs" in terms of where our specialties and our strengths are.

        Combined we think it's extremely strong. It's going to give us very strong North American, European, and Asian engineering centers. We have a—combined we believe we will have in excess of a $150 million cash without debt.

        This pictorial deserves more words. Tom will give them in his presentation. But basically the blue area plus the antenna and tower indicate that with REMEC and Spectrian combined we're going to be able to provide the customer community the leading integrated solution in the marketplace.

        Okay. Dave, I accelerated. We've still got a minute.

        (Unintelligible discussion.)

        MR. MORASH: Actually we have an earnings announcement next Monday, so I'm not going to go into the financials in terms of the specifics. I'll leave that to next week. But just talking about the strategic synergies and the financial impact. We see synergies roughly of $20 million in the first year and annualized operating synergies of over $30 million in terms of the exit rate at the end of the—at the end of the first year. Talking about revenue growth, synergies, manufacturing cost reductions, operating expenses, and purchasing leverage. And we have already met with Tom a couple of times on the integration team in place, and we're in the process of putting together the full integration plan that will be ready to be switched on as the merger is completed. One other thing is we spent the last year doing a restructure of REMEC, putting in new systems, and so forth, and I think that will put us in good stead to complete the integration.

        Just looking at the synergies for the first year. We have not been aggressive relative to the sales synergies. I believe that there's probably some additional synergies in this area as we sell to their customer base and vice versa. There is not a big overlap in customer base, so I think that there is a real opportunity there.

        Manufacturing and purchasing. Ron has talked about manufacturing. We believe that there are some substantial purchasing synergies that can be achieved with the combined size of the company.

        Operations, that's relating to transfer of manufacturing offshore. QA, R & D, I'm not going into the specifics of each of them. But basically to let you know that we've looked at each of those areas and we feel pretty comfortable about achieving those synergies. Areas like IT, it's eliminating their software cost. Facilities, we've got a facility that's five miles away from their facility. We'll be combining the two operations and saving the cost of one of those facilities.

        In terms of consolidated financial positions, as Ron has mentioned we've got roughly $150 million in cash combined.

        We just got—the federal government was just kind enough, last week, to send us a $10 million check and another $4 million to come over the next couple of months.

        We've announced that we're selling our buildings.

        We've got about $10 million in building sales either closed or about to be closed. No debt. And we've got a projected consolidated net worth of around $450 million. As I said, I'm probably not—not too much reason to go into some of these. As I say, we'll go into them in greater detail. You can see we've gotten into kind of a—basically, a break-even operating cash flow over the last few quarters. Just to—in general some of our targets in terms of financial targets that restructure the business to focus on product lines, reorganization to eliminate the debt in redundant operation really resulted in about 18. This will be the 19th acquisition.

        Historically we've kept them independently. Over the last year we've been working to integrate those and integrate the systems. We've just come up with a new ERP system on a worldwide basis that went live in February, and so we're looking to fully integrate these operations, and close or consolidate, particularly the onshore manufacturing and moving the—moving the manufacturing off shore. We took a one-time charge of 33—almost $34 million last year, as well as an inprocess R & D charge of $6 million.

        As Ron mentions, we had annual cost reductions last year of about $40 million and we're projecting another $10 million. Looking to complete the offshore manufacturing move, maximize efficiency on capital spending by not having all of these different locations and centralized cash. Selling the buildings, spending, accounting, centralized supply chain, again, there's two supply chain savings here.

        One is the consolidation, as we now have access to worldwide purchasing. And beyond that we'll be integrating Spectrian into the supply chain system, looking to reduce our manufacturing cost of about 50 percent of the bill of material. We're aggressively looking at worldwide tax planning. We continue through this difficult period to continue to spend on R & D, as Ron mentioned. And we've tied the bonuses to performance to look at moving back into a positive cash and earnings targets. These are—the targets that we're looking at; getting back to the sales at $300 million, profitability in the second half, and moving gross margin back up to 30 percent and net income up to 5 percent, and resuming our growth targets. Obviously difficult in this kind of an environment, but we've set some pretty aggressive but achievable targets. Looking at operating cash flow of $1 million a month, again, on the targets, R & D increase, the MRI radio, MMDS, Nanowave, and elsewhere. We are pretty full up on the acquisition side at this point. But I think I could say that certainly the Spectrian acquisition falls into the accretive synergistic area in terms of—in terms of our criteria, and looking at driving the tax rate down to 25 percent.

        Ron.

        MR. RAGLAND: Thanks, Dave. Okay. I got two and a half minutes left.

        Certainly a goal is to get this Spectrian acquisition completed. Without review, we expect it to complete approximately mid July. With review it, could be as late as mid September. We're very excited about it. The competitive field in our industry has been significantly reduced. I referred to the industrial equivalent of chemotherapy—and, oh by the way, I lost my hair the natural way. So we're glad to see an industry that's going to require a sound and viable business plan in order to succeed.

        But there has been substantial consolidation. Substantial attrition of companies that haven't been able to get through the pain. And it's going to be a wonderful market. The question is, of course, for all of you and for us, is when, and there's no predictions here. But we are prepared to go forward and succeed, through market share growth and our cleverness and the quality of our products, we're not going to wait for the turnaround.

        And, you know, one thing, Dave, you said out there, I think of the REMEC employees who have always worked hard, that's how they turned $3,000 into a real company. But the team has never worked harder—and we're not one of the companies that pays bonuses when we don't deliver performance to our shareholders. So the guys who are working the hardest that they have ever worked, doing the best work that I think I've ever observed, and the rewards will come.

        Very strong combined balance sheet. We're proud of our restructuring. We're restructured for substantial growth. We are seeing tremendous market opportunity. The green shoots are there. They're not busting out of the ground and growing like bamboo, but they are there, and we're excited about it. And hopefully you'll see some results of that in the not too distant future.

        You cannot imagine how much I hate getting a tax refund check. We're not in the business of getting tax refund checks. We're not lowering our tax rate aggressively for any reason other than we want back like we've been through the history of the company, solid profitability and solid positive cash flow. If it sounds like we're confident, there is an explanation: We are confident.

        Two, one, zero, I'm done. Thank you.